UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  December, 2004

Commission File Number  001-31586

                          Minefinders Corporation Ltd.
                          ----------------------------
                 (Translation of registrant's name into English)

      Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada
        -----------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

                          MINEFINDERS CORPORATION LTD.

                                               Suite 2288-1177 West Hastings St.
                                               Vancouver, B.C. V6E 2K3
                                               Tel. (604) 687-6263
Listed on the TSX symbol: MFL                  Fax (604) 687-6267
Traded on AMEX symbol: MFN                     website: www.minefinders.com
--------------------------------------------------------------------------------

                             N E W S   R E L E A S E

                                                                December 6, 2004

    Minefinders Receives Final Audited Resource for Dolores Feasibility Study

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the "Company") (TSX:
MFL / AMEX: MFN), Mark H. Bailey, President and CEO, has received the final report from Roscoe Postle Associates Inc. ("RPA") containing RPA's audited resource estimations for the Company's 100% owned Dolores gold and silver project, in Chihuahua, Mexico. The report is a cornerstone of the Dolores bankable feasibility study.

The following table shows the estimated total measured and indicated Dolores mineral resources at various gold equivalent (total gold and gold equivalent silver) ("AuEq") cut-off grades (see also the attached Appendix for separate measured, indicated and inferred resource data). The RPA report will be filed on SEDAR shortly (www.sedar.com) and can also be viewed at that time on the Company's website at www.minefinders.com.

Measured and Indicated Resource
Cut-off Tonnage            Au               Ag                AuEq              Au               Ag
g/t      Kt                g/t              g/t               g/t               oz               oz
---------------------------------------------------------------------------------------------------------------------

5.0      3,743             6.06             229.4             8.82              705,000          26,701,000
4.0      5,458             4.99             199.8             7.40              846,000          33,922,000
3.0      9,058             3.83             160.8             5.78              1,079,000        45,307,000
2.0      17,666            2.68             117.5              4.11             1,471,000        64,567,000
1.5      26,775            2.11             96.0              3.28              1,758,000        79,919,000
1.0      39,463            1.67             77.3              2.61              2,045,000        94,919,000
0.9      42,729            1.58             73.6              2.48              2,101,000        97,863,000
0.8      46,841            1.49             69.5              2.33              2,165,000        101,261,000
0.7      52,343            1.38             64.7              2.17              2,241,000        105,255,000
0.6      60,082            1.25             58.9              1.97              2,330,000        110,106,000
0.5      70,805            1.11             52.7              1.75              2,433,000        115,989,000
0.4      85,272            0.96             46.2              1.53              2,548,000        122,612,000
0.3      101,064           0.84             40.8              1.34              2,647,000        128,179,000


An additional inferred resource of 28 million tonnes at a 0.3g/t AuEq cutoff is also confirmed by the audit (see attached Appendix). RPA reports that the Dolores mineral resource estimates meet the definitions of "measured", "indicated" and "inferred" mineral resources contained in NI 43-101 of the Canadian Securities Administrators and in the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council as of August 20, 2000.

In October 2004, Minefinders submitted to RPA the final mineral resource estimates for the Dolores deposit that will be used for all economic modeling and engineering studies comprising the Dolores Feasibility Study. The updated, October 2004 resource estimates show modest increases in tonnage, and ounces for all resource categories over those last announced by the Company, in August 2004. In particular, RPA notes that at a 0.3 g/t AuEq cut-off, measured and indicated gold has increased by 4.1% and silver by 6.4%.

The Dolores deposit has now been sufficiently drilled to qualify 98% of the resource material in the area of the projected pit as "measured" or "indicated". As a result, final economic modeling will include nearly all material contained in the 2.5 kilometer long by 800 meter wide planned pit.

Since initiating the infill drilling program in July 2002, the Company has completed over 76,000 meters of additional drilling, primarily for the purposes of the bankable-level verifications required for project financing. Accordingly, the receipt of the RPA report represents a milestone in the development of the Dolores deposit. .

Methodology - Resource  Estimation
Resource blocks are classed as "measured", "indicated", or "inferred", in accordance with the confidence level of the estimate. Estimates were based upon block models, constrained by 3D wireframe models, constructed with Gemcom software. Block grade estimation was performed using inverse distance to the fifth power weighting ("ID5"). RPA re-estimated the block grades using Ordinary Krieging as a check of the interpolation method. In RPA's opinion, "the ID5 block model provides a reasonable estimate of mineral resources at Dolores".

Resource classification was determined using the anisotropic distance to the nearest composite. Composites were capped to 30 g/t Au and 1,000 g/t Ag, prior to grade estimation. Blocks within approximately 17.5 m of the nearest composite were assigned to the measured category. Indicated blocks are between 17.5 m and 35 m from a composite; while inferred blocks are between 35 m and 90 m from the nearest composite.

For the purpose of geological modeling and the application of a cut-off grade, Au and Ag grades were rendered into a gold equivalent grade calculated at a gold to silver ratio of 1:75, based on prices of US$300 per ounce of gold and US$5.00 per ounce of silver and metallurgical recoveries of 87.5% for gold and 75% for silver.

Methodology - Fieldwork
Between 1996 and October 2004, Minefinders completed 347 diamond drill core holes (95,366 m) and 218 reverse circulation holes ("RC") (41,704 m) for a total of 137,070 metres. This total includes two lost holes, six holes drilled as water wells or for geotechnical purposes, three twin holes, and 54 holes that tested outlying targets beyond the resource area. RC drill samples were taken every 1.52 metres (5 feet). Diamond drill core sample length was variable, based on lithology and mineralization, but was typically 2 meters in length. The core was split with one-half retained for reference.

Most of the accessible underground historical workings at Dolores were sampled. Over 13,000 surface rock samples were taken, with 9,882 as continuous 5 m samples along road cuts or lines perpendicular to the deposit trend. These samples have been used to project mineralized envelopes to surface but not to interpolate grade into blocks. Sample data was compiled and stored in a Gemcom database that contains records for 565 drill holes (76,217 samples), 28 underground channels (532 samples), and 213 surface chip sample lines (9,439 samples).

Bankable Feasibility Study
The Company has now completed most of the work necessary (infill and condemnation drilling, process metallurgy, geotechnical surveys, environmental surveys, social surveys, resource and mine modeling and detailed engineering) to permit its independent engineers and other consultants to generate accurate operating cost assessments, generate optimized pit shells, design and scale process plant and infrastructure, determine mine equipment lists, and complete the environmental impact and other studies and reports that comprise a bankable level feasibility study.

Final reports have now been received on various components of the bankable feasibility study, including the RPA mineral resource audit, McClelland Laboratories' final report on metallurgical test results, SGS Lakefield's report on flotation mill recoveries and cyanide leach processes in the mill circuit, Golder Associates' report on pit slope stability, and others. All reports support the viability of the planned open-pit mining operation. The final feasibility study will be reported when completed.

About Minefinders
Minefinders is a successful precious metals exploration company, with the advanced Dolores gold and silver deposit in Chihuahua, Mexico and several ongoing exploration projects in Sonora, Mexico and Nevada. The Company is presently completing a bankable feasibility study on the Dolores deposit and conducting exploration drilling programs on its other prospects. Mark H. Bailey, MSc., P.Geo., a "qualified person" as defined by National Instrument 43-101 of the Canadian Securities Administrators, supervised the preparation of the technical information in this news release.

MINEFINDERS CORPORATION LTD.

Mark H. Bailey
President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at Tel: 1 (866) 687-6263 or Fax: (604) 687-6267.

--------------------------------------------------------------------------------
All resource estimates referred to in this disclosure are calculated in accordance with the Canadian Securities Administrators' National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information reported in this disclosure may not be comparable to similar information reported by United States Companies. The terms "resource(s)" does not equate to "reserves" and normally may not be included in documents filed with the Securities and Exchange Commission.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and growth in size, of the Company's mineral resources and the timing of the further exploration and development of the Dolores Project, are subject to various risks and uncertainties concerning the specific factors identified above and in the Company's periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof, based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

  Appendix to Minefinders Corporation Ltd. News Release Dated December 6, 2004

                     OCTOBER 2004 MINERAL RESOURCES ESTIMATE

Classified mineral resources at a range of cut-off grades are listed below:
Measured Resources
Cut-Off  Tonnage  Au       Ag               AuEq              Au                Ag
g/t AuEq          Kt                g/t     g/t               g/t               oz               oz
------------------------------------------------------------------------------------------------------------------------------------
5.0               2,284             6.17    241.1             9.39              438,000          17,126,000
4.0               3,243             5.12    210.7             7.93              516,000          21,254,000
3.0               5,195             3.97    169.9             6.24              641,000          27,452,000
2.0               9,853             2.79    123.3             4.44              855,000          37,787,000
1.5               14,808            2.19    100.3             3.53              1,010,000        46,195,000
1.0               22,238            1.70    79.6              2.76              1,176,000        55,058,000
0.9               24,198            1.61    75.5              2.62              1,210,000        56,825,000
0.8               26,639            1.51    71.1              2.45              1,247,000        58,912,000
0.7               29,639            1.40    66.3              2.28              1,287,000        61,120,000
0.6               33,639            1.27    60.9              2.09              1,332,000        63,719,000
0.5               38,914            1.14    55.1              1.88              1,383,000        66,690,000
0.4               45,899            1.01    49.0              1.66              1,437,000        69,953,000
0.3               53,413            0.89    43.7              1.48              1,485,000        72,599,000

Indicated Resources
Cut-Off  Tonnage  Au       Ag               AuEq              Au                Ag
g/t AuEq          Kt                g/t     g/t               g/t               oz               oz
------------------------------------------------------------------------------------------------------------------------------------
5.0               1,459             5.89    211.0              8.70             267,000          9,575,000
4.0               2,215             4.80    183.9             7.25              330,000          12,667,000
3.0               3,863             3.64    148.6             5.62              437,000          17,854,000
2.0               7,813             2.54    110.2             4.00              616,000          26,779,000
1.5               11,967            2.01    90.6              3.22              747,000          33,723,000
1.0               17,225            1.62    74.4              2.61              868,000          39,860,000
0.9               18,531            1.55    71.2              2.50              891,000          41,038,000
0.8               20,201            1.46    67.4              2.36              917,000          42,349,000
0.7               22,704            1.35    62.5              2.18              953,000          44,135,000
0.6               26,443            1.21    56.4              1.97              997,000          46,387,000
0.5               31,892            1.06    49.7               1.72             1,050,000        49,299,000
0.4               39,373            0.91    43.0              1.48              1,110,000        52,659,000
0.3               47,652            0.78    37.5              1.28              1,161,000        55,580,000

Measured and Indicated
Cut-Off  Tonnage  Au       Ag               AuEq              Au                Ag
g/t AuEq          Kt                g/t     g/t               g/t               oz               oz
------------------------------------------------------------------------------------------------------------------------------------
5.0               3,743             6.06    229.4             8.82              705,000          26,701,000
4.0               5,458             4.99    199.8             7.40              846,000          33,922,000
3.0               9,058             3.83    160.8             5.78              1,079,000        45,307,000
2.0               17,666            2.68    117.5             4.11              1,471,000        64,567,000
1.5               26,775            2.11    96.0              3.28              1,758,000        79,919,000
1.0               39,463            1.67    77.3              2.61              2,045,000        94,919,000
0.9               42,729            1.58    73.6              2.48              2,101,000        97,863,000
0.8               46,841            1.49    69.5              2.33              2,165,000        101,261,000
0.7               52,343            1.38    64.7              2.17              2,241,000        105,255,000
0.6               60,082            1.25    58.9              1.97              2,330,000        110,106,000
0.5               70,805            1.11    52.7              1.75              2,433,000        115,989,000
0.4               85,272            0.96    46.2              1.53              2,548,000        122,612,000
0.3               101,064           0.84    40.8              1.34              2,647,000        128,179,000


Inferred Resources
Cut-Off  Tonnage  Au       Ag               AuEq              Au                Ag
g/t AuEq          Kt                g/t     g/t               g/t               oz               oz
------------------------------------------------------------------------------------------------------------------------------------
5.0               721               7.41    140.6             9.28              166,000          3,151,000
4.0               998               6.16    133.2             7.94              191,000          4,133,000
3.0               1,589             4.70    117.7             6.27              232,000          5,815,000
2.0               3,303             3.11    86.2              4.25              319,000          8,856,000
1.5               5,364             2.37    69.1              3.29              395,000          11,529,000
1.0               8,724             1.76    55.3              2.49              476,000          15,005,000
0.9               9,643             1.64    52.7              2.35              493,000          15,806,000
0.8               10,710            1.53    50.0              2.20              510,000          16,656,000
0.7               12,282            1.39    46.3              2.01              532,000          17,687,000
0.6               14,665            1.23    41.7              1.79              562,000          19,020,000
0.5               17,908            1.07    37.2              1.57              595,000          20,720,000
0.4               22,223            0.91    32.6              1.35              631,000          22,533,000
0.3               28,089            0.77    28.0              1.14              668,000          24,462,000

------------------------------------------------------------------------------------------------------------------------------------

Note: Gold equivalence was calculated using a Ag to Au ratio of 75:1, prices of $300 Au, $5.00 Ag; and recoveries of 87.5% Au and 75% Ag

                                  Form 51-102F3
                             Material Change Report

Item 1.  Name and Address of Company

                  Minefinders Corporation Ltd. (the "Company")
                  2288 - 1177 West Hastings Street
                  Vancouver, BC  V6E 2K3

Item 2.  Date of Material Change

                  December 6, 2004

Item 3.  News Release

                  The News Release dated December 6, 2004 was disseminated via CCN Matthews.

                  A copy of the News Release is attached as Schedule "A".

Item 4.  Summary of Material Change

                  The Company has received the final report from Roscoe Postle Associates Inc. ("RPA") containing RPA's audited resource estimations for the Company's 100% owned Dolores gold and silver project, in Chihuahua, Mexico. The report is a cornerstone of the Dolores bankable feasibility study.

Item 5.  Full Description of Material Change

                  For a full description of the material change, see Schedule
                  "A".

Item 6.  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

                  Not Applicable.

Item 7.  Omitted Information

                  Not Applicable.

Item 8.  Executive Officer

                  Mark H. Bailey
                  President and Chief Executive Officer
                  604.687.6263

Item 9.  Date of Report

                  Dated at Vancouver, BC, this 6th day of December, 2004.

                                  SCHEDULE "A"

                          MINEFINDERS CORPORATION LTD.

                                               Suite 2288-1177 West Hastings St.
                                               Vancouver, B.C. V6E 2K3
                                               Tel. (604) 687-6263
Listed on the TSX symbol: MFL                  Fax (604) 687-6267
Traded on AMEX symbol: MFN                     website: www.minefinders.com
--------------------------------------------------------------------------------

                             N E W S   R E L E A S E

                                                                December 6, 2004

    Minefinders Receives Final Audited Resource for Dolores Feasibility Study

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the "Company") (TSX:
MFL / AMEX: MFN), Mark H. Bailey, President and CEO, has received the final report from Roscoe Postle Associates Inc. ("RPA") containing RPA's audited resource estimations for the Company's 100% owned Dolores gold and silver project, in Chihuahua, Mexico. The report is a cornerstone of the Dolores bankable feasibility study.

The following table shows the estimated total measured and indicated Dolores mineral resources at various gold equivalent (total gold and gold equivalent silver) ("AuEq") cut-off grades (see also the attached Appendix for separate measured, indicated and inferred resource data). The RPA report will be filed on SEDAR shortly (www.sedar.com) and can also be viewed at that time on the Company's website at www.minefinders.com.

Measured and Indicated Resource
Cut-off Tonnage            Au               Ag                AuEq              Au               Ag
g/t      Kt                g/t              g/t               g/t               oz               oz
---------------------------------------------------------------------------------------------------------------------

5.0      3,743             6.06             229.4             8.82              705,000          26,701,000
4.0      5,458             4.99             199.8             7.40              846,000          33,922,000
3.0      9,058             3.83             160.8             5.78              1,079,000        45,307,000
2.0      17,666            2.68             117.5              4.11             1,471,000        64,567,000
1.5      26,775            2.11             96.0              3.28              1,758,000        79,919,000
1.0      39,463            1.67             77.3              2.61              2,045,000        94,919,000
0.9      42,729            1.58             73.6              2.48              2,101,000        97,863,000
0.8      46,841            1.49             69.5              2.33              2,165,000        101,261,000
0.7      52,343            1.38             64.7              2.17              2,241,000        105,255,000
0.6      60,082            1.25             58.9              1.97              2,330,000        110,106,000
0.5      70,805            1.11             52.7              1.75              2,433,000        115,989,000
0.4      85,272            0.96             46.2              1.53              2,548,000        122,612,000
0.3      101,064           0.84             40.8              1.34              2,647,000        128,179,000


An additional inferred resource of 28 million tonnes at a 0.3g/t AuEq cutoff is also confirmed by the audit (see attached Appendix). RPA reports that the Dolores mineral resource estimates meet the definitions of "measured", "indicated" and "inferred" mineral resources contained in NI 43-101 of the Canadian Securities Administrators and in the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council as of August 20, 2000.

In October 2004, Minefinders submitted to RPA the final mineral resource estimates for the Dolores deposit that will be used for all economic modeling and engineering studies comprising the Dolores Feasibility Study. The updated, October 2004 resource estimates show modest increases in tonnage, and ounces for all resource categories over those last announced by the Company, in August 2004. In particular, RPA notes that at a 0.3 g/t AuEq cut-off, measured and indicated gold has increased by 4.1% and silver by 6.4%.

The Dolores deposit has now been sufficiently drilled to qualify 98% of the resource material in the area of the projected pit as "measured" or "indicated". As a result, final economic modeling will include nearly all material contained in the 2.5 kilometer long by 800 meter wide planned pit.

Since initiating the infill drilling program in July 2002, the Company has completed over 76,000 meters of additional drilling, primarily for the purposes of the bankable-level verifications required for project financing. Accordingly, the receipt of the RPA report represents a milestone in the development of the Dolores deposit. .

Methodology - Resource  Estimation
Resource blocks are classed as "measured", "indicated", or "inferred", in accordance with the confidence level of the estimate. Estimates were based upon block models, constrained by 3D wireframe models, constructed with Gemcom software. Block grade estimation was performed using inverse distance to the fifth power weighting ("ID5"). RPA re-estimated the block grades using Ordinary Krieging as a check of the interpolation method. In RPA's opinion, "the ID5 block model provides a reasonable estimate of mineral resources at Dolores".

Resource classification was determined using the anisotropic distance to the nearest composite. Composites were capped to 30 g/t Au and 1,000 g/t Ag, prior to grade estimation. Blocks within approximately 17.5 m of the nearest composite were assigned to the measured category. Indicated blocks are between 17.5 m and 35 m from a composite; while inferred blocks are between 35 m and 90 m from the nearest composite.

For the purpose of geological modeling and the application of a cut-off grade, Au and Ag grades were rendered into a gold equivalent grade calculated at a gold to silver ratio of 1:75, based on prices of US$300 per ounce of gold and US$5.00 per ounce of silver and metallurgical recoveries of 87.5% for gold and 75% for silver.

Methodology - Fieldwork
Between 1996 and October 2004, Minefinders completed 347 diamond drill core holes (95,366 m) and 218 reverse circulation holes ("RC") (41,704 m) for a total of 137,070 metres. This total includes two lost holes, six holes drilled as water wells or for geotechnical purposes, three twin holes, and 54 holes that tested outlying targets beyond the resource area. RC drill samples were taken every 1.52 metres (5 feet). Diamond drill core sample length was variable, based on lithology and mineralization, but was typically 2 meters in length. The core was split with one-half retained for reference.

Most of the accessible underground historical workings at Dolores were sampled. Over 13,000 surface rock samples were taken, with 9,882 as continuous 5 m samples along road cuts or lines perpendicular to the deposit trend. These samples have been used to project mineralized envelopes to surface but not to interpolate grade into blocks. Sample data was compiled and stored in a Gemcom database that contains records for 565 drill holes (76,217 samples), 28 underground channels (532 samples), and 213 surface chip sample lines (9,439 samples).

Bankable Feasibility Study
The Company has now completed most of the work necessary (infill and condemnation drilling, process metallurgy, geotechnical surveys, environmental surveys, social surveys, resource and mine modeling and detailed engineering) to permit its independent engineers and other consultants to generate accurate operating cost assessments, generate optimized pit shells, design and scale process plant and infrastructure, determine mine equipment lists, and complete the environmental impact and other studies and reports that comprise a bankable level feasibility study.

Final reports have now been received on various components of the bankable feasibility study, including the RPA mineral resource audit, McClelland Laboratories' final report on metallurgical test results, SGS Lakefield's report on flotation mill recoveries and cyanide leach processes in the mill circuit, Golder Associates' report on pit slope stability, and others. All reports support the viability of the planned open-pit mining operation. The final feasibility study will be reported when completed.

About Minefinders
Minefinders is a successful precious metals exploration company, with the advanced Dolores gold and silver deposit in Chihuahua, Mexico and several ongoing exploration projects in Sonora, Mexico and Nevada. The Company is presently completing a bankable feasibility study on the Dolores deposit and conducting exploration drilling programs on its other prospects. Mark H. Bailey, MSc., P.Geo., a "qualified person" as defined by National Instrument 43-101 of the Canadian Securities Administrators, supervised the preparation of the technical information in this news release.

MINEFINDERS CORPORATION LTD.

Mark H. Bailey
President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at Tel: 1 (866) 687-6263 or Fax: (604) 687-6267.

--------------------------------------------------------------------------------
All resource estimates referred to in this disclosure are calculated in accordance with the Canadian Securities Administrators' National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information reported in this disclosure may not be comparable to similar information reported by United States Companies. The terms "resource(s)" does not equate to "reserves" and normally may not be included in documents filed with the Securities and Exchange Commission.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and growth in size, of the Company's mineral resources and the timing of the further exploration and development of the Dolores Project, are subject to various risks and uncertainties concerning the specific factors identified above and in the Company's periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof, based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

  Appendix to Minefinders Corporation Ltd. News Release Dated December 6, 2004

                     OCTOBER 2004 MINERAL RESOURCES ESTIMATE

Classified mineral resources at a range of cut-off grades are listed below:
Measured Resources
Cut-Off  Tonnage  Au       Ag               AuEq              Au                Ag
g/t AuEq          Kt                g/t     g/t               g/t               oz               oz
------------------------------------------------------------------------------------------------------------------------------------
5.0               2,284             6.17    241.1             9.39              438,000          17,126,000
4.0               3,243             5.12    210.7             7.93              516,000          21,254,000
3.0               5,195             3.97    169.9             6.24              641,000          27,452,000
2.0               9,853             2.79    123.3             4.44              855,000          37,787,000
1.5               14,808            2.19    100.3             3.53              1,010,000        46,195,000
1.0               22,238            1.70    79.6              2.76              1,176,000        55,058,000
0.9               24,198            1.61    75.5              2.62              1,210,000        56,825,000
0.8               26,639            1.51    71.1              2.45              1,247,000        58,912,000
0.7               29,639            1.40    66.3              2.28              1,287,000        61,120,000
0.6               33,639            1.27    60.9              2.09              1,332,000        63,719,000
0.5               38,914            1.14    55.1              1.88              1,383,000        66,690,000
0.4               45,899            1.01    49.0              1.66              1,437,000        69,953,000
0.3               53,413            0.89    43.7              1.48              1,485,000        72,599,000

Indicated Resources
Cut-Off  Tonnage  Au       Ag               AuEq              Au                Ag
g/t AuEq          Kt                g/t     g/t               g/t               oz               oz
------------------------------------------------------------------------------------------------------------------------------------
5.0               1,459             5.89    211.0              8.70             267,000          9,575,000
4.0               2,215             4.80    183.9             7.25              330,000          12,667,000
3.0               3,863             3.64    148.6             5.62              437,000          17,854,000
2.0               7,813             2.54    110.2             4.00              616,000          26,779,000
1.5               11,967            2.01    90.6              3.22              747,000          33,723,000
1.0               17,225            1.62    74.4              2.61              868,000          39,860,000
0.9               18,531            1.55    71.2              2.50              891,000          41,038,000
0.8               20,201            1.46    67.4              2.36              917,000          42,349,000
0.7               22,704            1.35    62.5              2.18              953,000          44,135,000
0.6               26,443            1.21    56.4              1.97              997,000          46,387,000
0.5               31,892            1.06    49.7               1.72             1,050,000        49,299,000
0.4               39,373            0.91    43.0              1.48              1,110,000        52,659,000
0.3               47,652            0.78    37.5              1.28              1,161,000        55,580,000

Measured and Indicated
Cut-Off  Tonnage  Au       Ag               AuEq              Au                Ag
g/t AuEq          Kt                g/t     g/t               g/t               oz               oz
------------------------------------------------------------------------------------------------------------------------------------
5.0               3,743             6.06    229.4             8.82              705,000          26,701,000
4.0               5,458             4.99    199.8             7.40              846,000          33,922,000
3.0               9,058             3.83    160.8             5.78              1,079,000        45,307,000
2.0               17,666            2.68    117.5             4.11              1,471,000        64,567,000
1.5               26,775            2.11    96.0              3.28              1,758,000        79,919,000
1.0               39,463            1.67    77.3              2.61              2,045,000        94,919,000
0.9               42,729            1.58    73.6              2.48              2,101,000        97,863,000
0.8               46,841            1.49    69.5              2.33              2,165,000        101,261,000
0.7               52,343            1.38    64.7              2.17              2,241,000        105,255,000
0.6               60,082            1.25    58.9              1.97              2,330,000        110,106,000
0.5               70,805            1.11    52.7              1.75              2,433,000        115,989,000
0.4               85,272            0.96    46.2              1.53              2,548,000        122,612,000
0.3               101,064           0.84    40.8              1.34              2,647,000        128,179,000


Inferred Resources
Cut-Off  Tonnage  Au       Ag               AuEq              Au                Ag
g/t AuEq          Kt                g/t     g/t               g/t               oz               oz
------------------------------------------------------------------------------------------------------------------------------------
5.0               721               7.41    140.6             9.28              166,000          3,151,000
4.0               998               6.16    133.2             7.94              191,000          4,133,000
3.0               1,589             4.70    117.7             6.27              232,000          5,815,000
2.0               3,303             3.11    86.2              4.25              319,000          8,856,000
1.5               5,364             2.37    69.1              3.29              395,000          11,529,000
1.0               8,724             1.76    55.3              2.49              476,000          15,005,000
0.9               9,643             1.64    52.7              2.35              493,000          15,806,000
0.8               10,710            1.53    50.0              2.20              510,000          16,656,000
0.7               12,282            1.39    46.3              2.01              532,000          17,687,000
0.6               14,665            1.23    41.7              1.79              562,000          19,020,000
0.5               17,908            1.07    37.2              1.57              595,000          20,720,000
0.4               22,223            0.91    32.6              1.35              631,000          22,533,000
0.3               28,089            0.77    28.0              1.14              668,000          24,462,000

------------------------------------------------------------------------------------------------------------------------------------


Note: Gold equivalence was calculated using a Ag to Au ratio of 75:1, prices of $300 Au, $5.00 Ag; and recoveries of 87.5% Au and 75% Ag

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                    MINEFINDERS CORPORATION LTD.
                                                    (Registrant)

Date   December 6, 2004

                                            By:
                                                     /s/  Paul C. MacNeill
                                                     ---------------------------
                                                     Paul C. MacNeill
                                                     Director